4202267

State of California
Secretary of State

CERTIFICATE OF QUALIFICATION

I, ALEX PADILLA, Secretary of State of the State of California, hereby certify that on the **9th day of October 2018**, **ARETANIUM EXECUTIVE GROUP, INC.**, a corporation organized and existing under the laws of **Delaware**, complied with the requirements of California law in effect on that date for the purpose of qualifying to transact intrastate business in the State of California, and that as of said date said corporation became and now is qualified and authorized to transact intrastate business in the State of California, subject however, to any licensing requirements otherwise imposed by the laws of this State.

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of October 12, 2018.



ALEX PADILLA
Secretary of State

cyw

NP-25 (REV 03/2018)





CALIFORNIA
SECRETARY OF STATE

Business
Programs Division

Business Entities, 1500 11th St., 3rd Floor,
Sacramento, CA 95814

Thank You for Doing Business in California

Congratulations on the registration of your corporation with the California Secretary of State (SOS). Please see below for important information.

What's next? Required Filings

SOS Statement of Information

- California stock, California agricultural cooperative and registered foreign (formed outside of California) corporations must fill out and file a complete Statement of Information (Form SI-550) within the first 90 days of registering with the SOS, and every year thereafter before the end of the calendar month of the original registration date.
- California nonprofit, credit union and general cooperative corporations must fill out and file a complete Statement of Information (Form SI-100) within the first 90 days of registering with the SOS, and every 2 years thereafter before the end of the calendar month of the original registration date. In addition, any nonprofit corporation formed to manage a common interest development under the Davis-Stirling Common Interest Development Act or the Commercial and Industrial Common Interest Development Act also must fill out and file a Statement by Common Interest Development Association (Form SI-CID) with their Statement of Information.

How can you file your Statement of Information?

- **For fastest service**, the required Statement of Information for most corporations can be submitted using our online filing service at *https://businessfilings.sos.ca.gov/*. Payment must be made by credit card (Visa® or MasterCard®) when filing online. A free PDF copy of the filed Statement of Information will be returned electronically following confirmation of payment, if a valid email address is provided at the time of submission.
- Statements of Information also can be submitted on paper to the SOS through the mail, or submitted in person (drop off) to the Sacramento office. Additional information regarding Statements of Information, including forms, instructions and fees is available at *www.sos.ca.gov/business/be/statements*.
- Current processing times for Statements of Information may be found at *www.sos.ca.gov/business//be/processing-times*.

Franchise Tax Board (FTB) Tax Filing – Once your corporation is registered with the SOS, you are required to file a tax return with FTB for each taxable year even if you are not conducting business or have no income. Contact FTB at www.ftb.ca.gov or (800) 852-5711 for forms and requirements concerning franchise taxes or income taxes.

Be aware, if you fail to file a return by the original or extended due date, or fail to pay taxes when due, a penalty may be imposed by FTB. Please visit *www.ftb.ca.gov/businesses/Penalty-Information.shtml* for tax penalty related information.

Reverse Side

Please see reverse side of this document for important information regarding your newly registered corporation.



4202267

S&DC-S/N	Statement and Designation by Foreign Corporation

To qualify a corporation from another state or country to transact intrastate business in California, fill out this form, and submit for filing along with:

- A **$100** filing fee (for a foreign stock corporation) or **$30** filing fee (for a foreign nonprofit corporation), and
- A certificate of good standing, issued within the last six (6) months by the agency where the corporation was formed. **Note:** If the corporation is a nonprofit, the certificate of good standing also must indicate the corporation is a nonprofit or nonstock corporation.
- A separate, non-refundable **$15** service fee also must be included, if you **drop off** the completed form.

Important! Corporations in California may have to pay a minimum $800 yearly tax to the California Franchise Tax Board. For more information, go to https://www.ftb.ca.gov.

FILED NH
Secretary of State
State of California
OCT 09 2018

1P

This Space For Office Use Only

For questions about this form, go to www.sos.ca.gov/business/be/filing-tips.htm.

Corporate Name (List the exact name of the corporation, as shown in the certificate of good standing. **If** the name of the corporation is not available for use in the State of California, the corporation must qualify under an assumed name. E.g., "[list the exact name] which will do business in California as [list the proposed assumed name]." For general corporate name requirements and restrictions in California, go to www.sos.ca.gov/business/be/name-availability.htm.)

① Aretanium Executive Group, Inc.

Corporate History

② State or foreign country where this corporation was formed: Delaware

Service of Process (List a California resident or a California registered corporate agent that agrees to be your agent to accept service of process in case your corporation is sued. You may list any adult who lives in California. You may **not** list your own corporation as the agent. **Do not** list an address if the agent is a California registered corporate agent as the address for service of process is already on file.)

③ a. Anthony E. Stewart
Agent's Name

b. 750 Otay Lakes Rd., Ste 1004 — Chula Vista — CA — 91910
*Agent's Street Address (if agent is **not** a corporation) - Do not list a P.O. Box* — *City (no abbreviations)* — *State* — *Zip*

The corporation named in Item 1 above irrevocably consents to service of process directed to it upon the agent designated above, and to service of process on the California Secretary of State if that agent or that agent's successor is no longer authorized to act or cannot be found at the address given.

Corporate Addresses

④ a. 750 Otay Lakes Rd., Ste 1004 — Chula Vista, — CA — 91910
Street Address of Principal Executive Office - Do not list a P.O. Box — *City (no abbreviations)* — *State* — *Zip*

b. 750 Otay Lakes Rd., Ste 1004 — Chula Vista, — CA — 91910
Street Address of Principal Office in California, if any - Do not list a P.O. Box — *City (no abbreviations)* — *State* — *Zip*

c.
Mailing Address of Principal Executive Office, if different from 4a or 4b — *City (no abbreviations)* — *State* — *Zip*

Read and sign below: This form must be signed **by an officer** of the foreign corporation.

[signature] — Anthony E. Stewart — Secretary
Sign here — Print your name here — Your officer title

Make check/money order payable to: **Secretary of State**	*By Mail*	*Drop-Off*
Upon filing, we will return one (1) uncertified copy of your filed document for free, and will certify the copy upon request and payment of a $5 certification fee.	Secretary of State Business Entities, P.O. Box 944260 Sacramento, CA 94244-2600	Secretary of State 1500 11th Street, 3rd Floor Sacramento, CA 95814

Corporations Code §§ 2105, 2106, Revenue and Taxation Code § 23153
S&DC-STK/NP (REV 04/2014)

2014 California Secretary of State
www.sos.ca.gov/business/be

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY "ARETANIUM EXECUTIVE GROUP, INC." IS

DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN

GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE

RECORDS OF THIS OFFICE SHOW, AS OF THE NINTH DAY OF OCTOBER, A.D.

2018.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "ARETANIUM

EXECUTIVE GROUP, INC." WAS INCORPORATED ON THE FIRST DAY OF

OCTOBER, A.D. 2018.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL FRANCHISE TAXES

HAVE BEEN ASSESSED TO DATE.



Jeffrey W. Bullock, Secretary of State

7081774 8300

SR# 20187044177

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 203572417

Date: 10-09-18